


Shakil KATHAWALA · 3rd

Black011 LLC

Executive leader with over 14+ years of experience providing overall management, establishing strong relationships with key partners and constituents

 **Berkeley College**

Yonkers, New York, United States · 17 connections · **Contact info**

Experience

President
Black011 LLC · Full-time
2011 – Present · 9 yrs
Yonkers, New York, United States

- Carrier wholesale pricing, sales forecasting and billing
- Product development and implementation strategies
- Channel Relations and Development
- Vendor optimization and wholesale interconnection
- Strong understanding of switching systems, carrier wholesale and distribution
- Strategy, marketing, pricing and product structuring and implementation
- Maintain constant knowledge of an extensive market and develop brand and sales strategies accordingly   **...see mor**



President
SDI-Sohel Distributors · Full-time
2003 – 2011 · 8 yrs
Yonkers, New York, United States

- Key principal in start-up company specializing in prepaid calling cards
- Developed and implemented operational infrastructures, processes, and designated

personnel to accomplish growth and performance of the organization
- Developed marketing and sales plans, controlled budget, and operational analytics

Education



Berkeley College
Bachelor's degree, Business Administration and Management, General
2006 – 2010

Skills & Endorsements

Sales & Marketing · 1

Dr. Dinesh Purohit has given an endorsement for this skill

Human Resources (HR) · 1

Dr. Dinesh Purohit has given an endorsement for this skill

Marketing · 1

Dr. Dinesh Purohit has given an endorsement for this skill

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